HEALTHCARE REALTY
3310 West End Avenue, Suite 700
Nashville, TN 37203
P 615.269.8175
www.healthcarerealty.com

May 19, 2023

VIA EDGAR

Mr. Paul Cline
Mr. Isaac Esquivel
Division of Corporate Finance
Office of Real Estate & Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Healthcare Realty Trust Incorporated
Form 10-K for the year ended December 31, 2022
Form 8-K
Filed March 1, 2023
File Nos. 001-35568

Dear Mr. Cline & Mr. Esquivel:
This letter responds on behalf of Healthcare Realty Trust Incorporated, a Maryland corporation (the “Company”), to the letter dated May 5, 2023 (the “Letter”) setting forth comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K for the year ended December 31, 2022 (the “10-K”) and related earnings release and supplemental information on Form 8-K (the “8-K”), each filed on March 1, 2023.
For the convenience of the Staff, the comments in the Staff’s Letter are restated below, followed by the Company’s responses in bold.
Form 10-K for the year ended December 31, 2022
Same Store Cash NOI, page 43

1.We are considering your response to comment 3. In that regard, please address the following points:

•Please provide us an expanded explanation of why you believe it would not be helpful to provide investors only same store disclosure for the Company's portfolio for the periods prior to the merger. In your response, tell us how your retroactive presentation of same store disclosure, as a result of the merger, is consistent with the objective of providing the operating results of your stabilized properties, which excludes properties that are acquired or disposed of during the year-over-year comparison period.

We have observed that the combination of same store portfolios following a significant public-to-public merger has been prevalent in our industry and is valued by investors and analysts. For same store reporting, we believe that the merger of two publicly-traded companies is different from individual property acquisitions that are onboarded over a period of time. Providing this combined view of the portfolio was even more critical given the relative scale of the HR-HTA merger. The legacy HR same store portfolio represented only approximately 35% of the combined portfolio.

The Company was provided access to the underlying financial statements of legacy HTA (which financial statements had been audited or, in the case of interim periods, reviewed) and other detailed information about each property, such as the acquisition date. Based on this available information, the Company was able to consistently apply its same store definition across the combined portfolio, resulting in 85% of the combined portfolio being represented in the same store presentation.

•Please tell us how you considered the effects of the merger on net income available to common shareholders and on each of the adjusting items used to calculate cash NOI. Absent consideration of the effects of the merger on these line items, please tell us how you determined that the pre-merger legacy HTA NOI adjustment and the pro forma cash NOI measure are reliable.

Operating revenues and expenses represented in cash NOI were not impacted by the merger. As stated in the Annual Report on Form 10-K as of December 31, 2022, cash NOI and same store cash NOI are key performance indicators. Management considers same store cash NOI a supplemental measure because it allows investors, analysts and Company management to measure unlevered property-level operating results. Cash NOI excludes general and administrative expenses, interest expense, depreciation and amortization, gains and losses from property sales, property management fees and other revenues and expenses not specifically related to the property portfolio. Cash NOI also excludes non-cash items such as straight-line rent, above and below market lease intangibles, leasing commission amortization, lease inducements, and tenant improvement amortization.

Material effects on net income available to common shareholders as a result of the merger include above and below market lease intangibles through the purchase price allocation, changes in depreciation expense as a result of the purchase price allocation, fair value of debt, and the reset of straight-line rent. As noted above, the Company’s definition of cash NOI does not include the items listed in the previous sentence. As a result, the operating revenues and expenses represented in cash NOI were not impacted by the merger.

As noted above, the Company was provided access to the underlying financial statements (which financial statements had been audited or, in the case of interim periods, reviewed) and other detailed information about each property, such as the acquisition date. In addition, several members of legacy HTA’s financial management team continued employment during a transition period to assist in integrating the two companies’ financial reporting structures. These factors led to our determination that the pre-merger legacy HTA NOI adjustment and the pro forma cash NOI measure were reliable.

•Please provide us an expanded discussion of why you believe it is critical to investors to present this information, clarifying what it is you are attempting to communicate to investors about your operations.

Although legacy HR was the accounting acquirer in the merger, the legacy HR same store pool only represented approximately 35% of the NOI of the combined company. Management believes that continued reporting of the same store portfolio of only the pre-merger acquirer offered little value to the investor who was seeking to understand the operating performance and growth potential of the combined company. The merger increased scale in key markets and management believes it was important to set a new baseline of same store performance against which future performance, including the realization of revenue gains and operational efficiencies, could be measured.

If you have any questions or comments, please feel free to contact me by telephone at (615) 269-8175.

Sincerely,

/s/ J. Christopher Douglas
J. Christopher Douglas
EVP, Chief Financial Officer